Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123, 3235-0749
FORM X-17A-5		Estimated average burden hours per response: 12.00
	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	

X-17A-5: Filer Information

Filer CIK	0000311713
Filer CCC	qjy#y9gr
Is this a LIVE or TEST Filing?	⦿ LIVE ◯ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☑
Confirming Broker Dealer Copy File Number	008-23904
Confirming Security-Based Swap Entity Copy File Number	026-

Submission Contact Information

Name	Nicholas Fusco
Phone	6172241411
E-Mail Address	0000311713

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	wmcevoy@cantella.com
Notification E-mail Address	nfusco@cantella.com

X-17A-5: Submission Information

Report for the Period Beginning	04-01-2021
and Ending	03-31-2022
Type of Registrant	☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
	☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?	◯ Yes ⦿ No

X-17A-5: A. Registrant Identification

Name of Firm	CANTELLA & CO., INC.

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	389 MAIN STREET, 1ST FL.
City	MALDEN
State/Country	MASSACHUSETTS
Mailing Zip/ Portal Code	02148

Name and Telephone Number of Person to Contact in Regard to this Report

Name	William McEvoy
Telephone Number	6172241411

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	DeMarco Sciaccotta Wilkens & Dunleavy, LLP
Address 1	20646 Abbey Woods Ct. N, Ste 201
City	Frankfort
State/Country	ILLINOIS
Mailing Zip/ Postal Code	60423

Check One

- ⦿ Certified Public Accountant
- ○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, **Nicholas**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **CANTELLA & CO., INC.,** as of **06-30-2022,** is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	
Title	Corporate Counsel - VP of Finance

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.



JEFFREY DENZ
NOTARY
PUBLIC
CONNECTICUT

My Commission Expires July 31, 2022